January 7, 2009

Mail Stop 3561

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

RE:	American States Water Company
Golden State Water Company
Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 14, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 4, 2008
Form 10-Q for the Period Ending September 30, 2008
File Nos. 001-14431 and 001-12008

Dear Mr. Owings:

This letter sets forth American States Water Company’s (“AWR”) and Golden State Water Company’s (“GSWC”) responses to the additional comments on the above-referenced filing provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated December 22, 2008.  The additional comments arose from the Staff’s review of the Company’s response letter dated November 7, 2008. References in this letter to “Registrant” and/or “the Company” are to AWR and GSWC collectively, unless otherwise specified.

Within this letter, Registrant’s responses to the Staff’s additional comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Definitive Proxy on Schedule 14A

1.     We note your response to comment one of our letter dated October 17, 2008, which referred to comment 13 of our letter dated September 9, 2008.  With respect to the potential payments upon termination and change in control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specific amounts.  While you provide information about the change in control agreements, you do not explain how they were negotiated and why the company agreed to the specific amounts.

In 2005, management requested the Compensation Committee of the Company to revise the terms of the change in control agreements to take into account changes in the Company’s executive compensation program and to provide benefits similar to those provided by other public utilities.  The Compensation Committee undertook a review of the terms of change in control agreements adopted by the Company’s peers, other California public utilities and other companies of similar size.  On the basis of this review and following months of negotiations with management, the Board, upon recommendation of the Compensation Committee, approved a form of change in control agreement that the Compensation Committee believed would provide management with benefits comparable to those provided by other members of its peer group and other public utilities in California with whom the Company competed for executives and would provide appropriate incentives to management to remain with the Company in the event of a potential change in control.  The Board and the Compensation Committee also considered changes that had been made in the Company’s executive compensation program since the original change in control agreements had been executed.

The Board and the Compensation Committee did not ask any executive officer to relinquish any rights that they held under the existing change in control agreements.  Each of the executive officers of the Company agreed to the changes negotiated by management and the Compensation Committee and executed a new change in control agreement in the fourth quarter of 2005.

In 2006, the Board of Directors approved the execution of a change in control agreement with Michael George in the form approved by the Compensation Committee and the Board in order to provide Mr. George with benefits comparable to those provided to other executive officers.

Form 10-Q for the Period Ending September 30, 2008

2.             We note that paragraph one of Exhibit 31.2.1, the certification required by Exchange Act Rule 13a-14(a) for Golden State Water Company, indentifies the wrong date for the periodic report.  Please file an amendment to the Form 10-Q for the period ending September 30, 2008 that includes the entire periodic report and a new, corrected certification.

On December 31, 2008, the Company filed an amendment to the Form 10-Q for the period ended September 30, 2008 that included the entire periodic report and a new corrected certification.

*    *    *    *

We hereby represent that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s additional comments.  If you have any further questions or comments, please direct your questions or comments to the undersigned at (909) 394-3600 extension 707.

Very truly yours,

/s/ EVA G. TANG
Eva G. Tang
Senior Vice President-Finance, Chief Financial Officer,
Corporate Secretary and Treasurer

cc.	Robert J. Sprowls
James L. Anderson
Robert F. Kathol
Gladys M. Farrow
C. James Levin, Esq.
Kirk A. Thorell, PwC